ARKEMA RECEIVED

2008 JUL -7 P 1:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Colombes ,July 3rd,2008

08003643

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

Enclosed documents

- Shares and voting rights monthly statements as of 30 June 2008

ARKEMA

The world is our inspiration

REGULATED INFORMATION

RECEIVED
2008 JUL -7 P 1:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INFORMATION RÉGLEMENTÉE

Colombes, July 3rd , 2008

Statement about the number of shares and voting rights in compliance with the article L.233-8 II of the French commercial code and the article 223-16 of the Financial Markets Authority (AMF-Autorité des Marchés Financiers)

Date	Total number of shares	Total number of Voting Right (including shares held by the Company)	Total number of Voting Right (excluding shares held by the Company)
June 30, 2008	61 072 285	64 007 812	63 706 982

END